Jaime L. Chase T: +1 202 728 7096 jchase@cooley.com	VIA EDGAR

July 24, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4546
Washington, D.C. 20549

Attn:	Tracie Mariner
Jeanne Baker
Paul Fischer
Joseph McCann
Re:	Liminal BioSciences Inc.
Draft Registration Statement on Form F-1
Submitted March 27, 2020
CIK No. 0001351172

Ladies and Gentleman:

On behalf of our client, Liminal BioSciences Inc. (the “Company”), we are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 23, 2020 (the “Comment Letter”) with respect to the above referenced Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). As discussed with the Staff, the Company is providing excerpts of proposed disclosure that will be included in the Company’s publicly filed Registration Statement on Form F-1 (the “Registration Statement”). Please note that responses to comments 8 and 9 below were also separately submitted to the Staff on May 15, 2020 as part of the Company’s response to the Staff’s comments on its Annual Report on Form 20-F (the “Form 20-F”).

In addition to addressing the comments raised by the Staff in its Comment Letter, the Company will include other revisions and updates to its disclosure in the Registration Statement. Among other items, because the Company is eligible to incorporate by reference into the Registration Statement, it will include a section entitled “Incorporation by Reference of Certain Documents,” and accordingly, will remove the sections in the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Management—Corporate Governance,” “Executive and Director Compensation” and “Changes in Registrant’s Certifying Accountant,” as well as the F-pages.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the anticipated pages in the Registration Statement. References to “we,” “us” or “our” in the Company’s proposed disclosure in the Registration Statement refer to the Company.

U.S. Securities and Exchange Commission

Draft Registration Statement on Form F-1, submitted on March 27, 2020

Summary, page 1

1.

Please revise the disclosure on page 1 to explain briefly the reasons for the resubmission of the BLA application. Also, revise pages 108-109 of the prospectus to describe in greater detail the changes identified by FDA in its April 2018 complete response letter.

In response to the Staff’s comment, the Company will revise the disclosure on page 68 of the Registration Statement to include the following:

In April 2018, we received a complete response letter, or CRL, from the U.S. Food and Drug Administration, or FDA, following the submission of our Biologics License Application, or BLA, for Ryplazim for the treatment of congenital plasminogen deficiency with the FDA and a plant inspection of our Laval, Québec facility by the FDA. The FDA identified the need for us to make a number of changes related to Chemistry, Manufacturing and Controls. These included the implementation and validation of additional analytical assays, such as: developing appropriate reference standards of commercially obtained assays and validating the assays using those standards; increasing the number of assays calculating intermediate data; and establishing the linearity and range of certain assays using analyte in the product matrix versus using standard curves. These also included implementation and validation of “in-process controls” in the manufacturing process of Ryplazim, such as reassessing characterization tests in the process for their utility to control process performance; validating analytical methods; amending the approach to perform assessments of particulates after filtering of a sample to represent the amount of protein aggregation in the product; and establishing the validation of hold times and process times for unit operations for the entire process, as well as the manufacturing of Ryplazim conformance batches to confirm the effectiveness of these process changes.

In October 2018, we announced the completion of a Type C meeting, during which the FDA provided feedback on our proposed action plan for the implementation of additional analytical assays and in-process controls related to the manufacturing process of Ryplazim. As a result of the feedback received during that Type C meeting, we completed the manufacturing process performance qualification protocol and the manufacturing of required Ryplazim conformance lots. We plan to resubmit our BLA to the FDA in the third quarter of 2020. The BLA includes the clinical results on 15 patients with 48 weeks of data. In addition, we plan to continue to supply Ryplazim to those patients enrolled in the original clinical trial under an approved treatment protocol. As of December 31, 2019, all patients in the expanded access studies have rolled over into a treatment protocol (2002C018G). We believe that our BLA resubmission addresses all deficiencies outlined in our response to the CRL. We believe that the BLA resubmission will be designated as a Class 2 resubmission by FDA which would provide for a PDUFA goal for FDA review and action within six months of the receipt date of the BLA resubmission.

The Company advises the Staff that page 1 of the Registration Statement will contain a summary of the above information, including the reasons for the resubmission of the BLA application described above.

2.	Please revise the disclosure at the bottom of page 1, or elsewhere as applicable, to disclose the deferred milestone payment terms, including the duration of the term for making payments.

In response to the Staff’s comment, the Company will revise the disclosure on the page 2 of the Registration Statement to include the following:

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In addition to the Holdback Amount, we are entitled to receive up to an additional aggregate of £13,000,000 in deferred milestone payments, which are contingent upon the achievement of future annual revenue thresholds from 2020 to 2023 by the disposed business, with the milestone payments payable annually in each such year in increasing increments.

Our ability to continue to produce safe and effective products depends on the safety of our plasma supply…, page 12

3.

We note your reference to your continued ability to produce safe and effective products. Insofar as your product candidates have not yet received FDA approval, it is premature to suggest or imply that they are safe or effective. Please revise your disclosure accordingly.

In response to the Staff’s comment, the Company will revise the disclosure on page 14 of the Registration Statement to remove references to a “safe and effective” product.

Royalty Stream Purchase Agreement with Structured Alpha, page 111

4.

Please revise to disclose the material terms of this related-party agreement, including the percentage(s) of net sales/revenues that you sold to the related party and the formula applicable to your potential repurchase of the sales/revenue streams.

In response to the Staff’s comment, the Company will revise the disclosure on the page 76 of the Registration Statement to include the following:

In April 2018, we entered into a royalty stream purchase agreement with Structured Alpha LP, or SALP, our lender under a loan agreement dated November 30, 2017. Pursuant to the royalty stream purchase agreement, SALP holds the right to receive a 2% royalty on net sales, licensing revenues, and joint venture revenues attributable to certain of our proprietary intellectual property rights, or royalty income. During a specified period, we have the right to repurchase the royalty income for the fair market value of SALP’s interest under the royalty stream purchase agreement, which is determined on a net present value basis by considering the remaining life of the associated patents (and any relevant extensions or additional exclusivity periods that may be associated with the associated patents or products) and associated cash flows, all as determined pursuant to a valuation performed by a mutually agreed upon third party. The agreement expires upon the earlier of the mutual agreement of the parties and the later of expiration on a country-by-country basis of the last applicable patent right and any applicable data or regulatory exclusivity in such country. The obligation under the royalty stream purchase agreement is secured by all of our assets until the expiry of the last patent anticipated in 2033. Either party may terminate the agreement upon an uncured material breach by the other party.

Code of Ethics and Business Conduct, page 127

5.	With reference to your disclosures on pages 39-40, please revise to briefly discuss whether this policy was applied to your agreements with SALP.

The Company advises the Staff that the previous section titled “Code of Ethics and Business Conduct” will be incorporated by reference from the Form 20-F/A (as defined below).  Accordingly, in response to the Staff’s comment, the Company will revise the disclosure on the page 40 of the Registration Statement to include the following:

These agreements are, and any future material transaction between us and SALP or any other

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affiliate of SALP will be, subject to our related party transaction procedures and the standards of conduct contained in our Code of Ethics and Business Conduct under which a director is expected to declare his or her interest in any transaction or agreement in which he or she may have a material interest, and as circumstances warrant, abstain from voting on the approval of any such transaction or agreement.

The Company further advises that it will include a similar reference in its Form 20-F for the year ending December 31, 2020.

Principal and Selling Shareholders, page 140

6.	Please revise to specify the natural person(s) exercising voting and/or investment control over the shares held by SALP.

In response to the Staff’s comment, the Company will revise the disclosure on the page 91 of the Registration Statement to include the following:

Thomvest Asset Management Ltd. is the general partner of SALP and Mr. Stefan V. Clulow and Peter J. Thomson are the directors of Thomvest Asset Management Ltd. Accordingly, they have sole power to vote and sole power to dispose of these common shares. The address for SALP, Thomvest Asset Management Ltd. and each of its directors is c/o Thomvest Asset Management Ltd., 65 Queen Street West, Suite 2400, Toronto, Ontario, M5H 2M8.

7.

Given the nature and size of the offering, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis. In your response, address whether SALP should be identified as an underwriter. Please also tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. For guidance, refer to Compliance and Disclosure Interpretation 612.09 of Securities Act Rules, available on the Commission’s website.

In response to the Staff’s comment, the Company advises the Staff that the transaction set forth in the Registration Statement is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

In an effort to assist registrants in determining whether an offering by selling shareholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Securities Act Compliance and Disclosure Interpretations (“C&DI”) 612.09 (“C&DI 612.09”). C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

•	how long the selling shareholders have held the shares;
•	the circumstances under which the selling shareholders have received the shares;
•	the relationship of the selling shareholders to the issuer;
•	the number of shares being sold;
•	whether the selling shareholders are in the business of underwriting securities; and
•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

U.S. Securities and Exchange Commission

For the reasons set forth below, the Company respectfully submits that the registration and offering from time to time (the “Offering”) of common shares (the “Shares”) of the Company, no par value, including common shares underlying warrants (the “Warrant Shares”), by Structured Alpha LP (“SALP”) is not, and should not be considered, a primary offering of the Shares to the public and that SALP is not, and should not be considered to be, acting as an underwriter within the meaning of Section 2(a)(11) of the Securities Act. We respectfully submit that the Offering should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act.

The Company also respectfully advises the Staff that none of the selling shareholders included in the Registration Statement are registered broker-dealers or affiliates of registered broker-dealers.

A.How Long SALP Has Held the Shares

Most of the Shares held by SALP were issued as part of a series of related arrangements the Company entered into in April 2019 to restructure its outstanding indebtedness held by SALP, reduce its interest and certain other payment obligations, and raise additional cash to fund the advancement of its product candidates (collectively, the “Restructuring Transactions”).

The Company first entered into a loan agreement with SALP in September 2013, which included the issuance of warrants, and subsequently entered into additional loan agreements and amendments thereto from 2013 to April 2019 for additional indebtedness and the issuance of additional warrants to SALP.  In November 2019, the Company entered into an amendment to its outstanding loan agreement with SALP to provide the Company with a non-revolving $75 million secured line of credit, which has been reduced, in accordance with its terms, to $29.1 million. As part of the Restructuring Transactions, SALP acquired (a) 15,050,312 Shares, which purchase price was satisfied by the cancellation of the outstanding indebtedness owed by the Company to SALP and (b) new warrants to purchase an aggregate of 168,735 Warrant Shares in exchange for cancellation of then-outstanding warrants held by SALP. Additionally, as part of the Restructuring Transactions, the Company issued an aggregate of 4,931,161 of its common shares in a private placement, including 1,643,852 Shares to SALP.  Prior to the Restructuring Transactions, SALP held a small amount of Shares that it had acquired upon exercise of pre-emptive rights previously granted to SALP in connection with its initial debt financing of the Company, together with a small number of Shares it had purchased in open market transactions.

Accordingly, SALP has owned the Shares or the investment securities that were converted into the Shares and the Warrant Shares since as early as September 2013 and has accordingly borne the risk of its investment in the Company for a period of up to approximately 80 months or over six years. SALP’s investment position in the Company for such a significant period of time clearly demonstrates its investment intent.

B.The Circumstances Under Which SALP Received the Shares

As discussed above, most of the Shares owned by SALP and the Warrant Shares issuable to SALP that the Company proposes to register on the Registration Statement were received by SALP in connection with the Restructuring Transactions, with the remainder of the Shares being acquired through exercise of pre-emptive rights or purchases in open market transactions. The consideration received by the Company from SALP for the Shares received as part of the Restructuring Transactions consisted of the cancellation of approximately $229 million of outstanding indebtedness owed by the Company to SALP and the exchange of then-outstanding warrants held by SALP for new warrants. The Restructuring Transactions were the result of arms-length negotiations between the Company and SALP and, as part of the Restructuring

U.S. Securities and Exchange Commission

Transactions, SALP made customary investment representations, including that SALP is not engaged in the business of trading in securities or exchange contracts as a principal or agent and that no person made representations to SALP regarding the distribution of the Shares being received in the Restructuring Transactions. SALP entered into the Restructuring Transactions with the view that it would bear the market risk of holding the Shares as an investment—and not with a view to distribute. This is further supported by the fact that SALP did not obtain registration rights for the Shares and acknowledged the resale restrictions with respect to the Shares in the documents governing the Restructuring Transactions. As a result, SALP has borne the risk that the Company would fail or be unable to register and/or monetize the Shares.

In addition, according to Yahoo! Finance, the four-week average aggregate weekly trading volume of the Company’s common shares on The Nasdaq Global Market and the Toronto Stock Exchange as of May 15, 2020 was approximately19,055 common shares and 36,475 common shares, respectively. Additionally, 1% of the Company’s outstanding common shares was approximately 234,203 shares. If SALP were to liquidate its position in the Shares in the open market, it would take more than 18 years of consecutive trading for it to do so under the permitted volume restrictions of Rule 144 promulgated under the Securities Act, assuming no other person sold a single common share during that entire period. No rational investor would purchase such a large block of shares with the intent of effecting a distribution in this way. The current float in the Company’s common shares would render any attempt to distribute the Shares and the Warrant Shares in this manner realistically impossible—the market for the Company’s common shares simply could not absorb that much activity. In this situation, for all practical purposes, SALP is locked into its investment absent a strategic acquisition or other merger and acquisition event, or the Registration Statement that will allow it to monetize its investment in an orderly manner from time to time as market opportunities arise.

C.The Relationship of SALP to the Company

The Company does not have an underwriting relationship with SALP. As discussed above, SALP acquired the Shares in an arms-length transaction without obtaining registration rights and represented to the Company that it did not have any agreement or understanding with any person to distribute the Shares.

SALP had no prior relationship with the Company before entering into the loan agreement in September 2013. Pursuant to the Restructuring Transactions, SALP was granted the right (a) to nominate the number of directors to the Company’s board of directors that represents the same percentage of the total number of directors to be elected as the percentage of the Company’s issued and outstanding common shares owned by SALP at the record date for the applicable meeting of the Company’s shareholders, and (b) to nominate two directors to our board of directors for so long as it owns at least 10% of our issued and outstanding common shares. Of the seven directors on the Company’s board of directors as of the date of this letter, only two directors are affiliated with SALP (four directors are independent and one director is the Company’s chief executive officer).

The Draft Registration Statement was filed by the Company as a result of registration rights held by Consonance. The Company and Consonance entered into a registration rights agreement in April 2019 in connection with the Restructuring Transactions. SALP did not obtain any registration rights in connection with the purchase of its Shares and acknowledged the resale restrictions which would apply to its Shares and the Warrant Shares. The Company’s decision to include the Shares and the Warrant Shares was in recognition of the length of time that SALP has been a shareholder and supporter of the Company.  Registration would provide SALP the ability to sell

U.S. Securities and Exchange Commission

the Shares without being subject to the volume and manner-of-sale restrictions of Rule 144 promulgated under the Securities Act. The Company was also already incurring the expense to register other shares held by Consonance and other holders, so it would be natural to include all available shares that need to be registered on the Registration Statement.  Further, SALP would be responsible for paying any broker-dealer fees or commissions directly to any broker-dealer they engage to assist in selling any Shares or Warrant Shares under the Registration Statement, so there would be no material increase to the expenses incurred by the Company for including the Shares or Warrant Shares on the Registration Statement.

Moreover, the Staff has noted in C&DI 116.15 that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” As such, the Company believes that the Offering is indeed a genuine secondary offering.

D.The Number of Shares Being Registered

The Company acknowledges the large amount of common shares involved; however, the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, C&DI 612.12 describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Additionally, C&DI 216.14, regarding the use of Form S-3 to effect a secondary offering, also provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.”

The Company believes that, though it is registering the Shares on a Registration Statement on Form F-1, these interpretive provisions make clear that a holder of in excess of 50% of the public float of a company’s common shares can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. To the Company’s knowledge, SALP has no agreements or understandings with any person with respect to the distribution of the Shares.  We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“[A]n offering of securities, whether or not subject to registration under the Securities Act,

U.S. Securities and Exchange Commission

that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that SALP has conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter, such as SALP’s evident investment intent, the identity of SALP and the relationship of SALP to the Company, support the characterization of the Offering as secondary in nature.

E.	Whether the Selling Shareholders Are in the Business of Underwriting Securities

Neither SALP nor any of its affiliates are in the business of underwriting securities and neither SALP nor any of its affiliates are registered broker-dealers. Further, SALP has a long history of maintaining long-term ownership interests in the companies in which it invests. This is supported by SALP’s investment in the Company since September 2013 and its purchase of the Shares proposed to be registered in the Registration Statement without obtaining registration rights despite knowing that it would be an affiliate pursuant to Rule 144 promulgated under the Securities Act and that the resale of its Shares would be subject to volume and manner-of-sale restrictions.

F.	Whether Under All Circumstances It Appears That SALP is Acting as a Conduit for the Company

SALP is acting on its own behalf and not on behalf of the Company. SALP has borne for up to six years, and continues to bear, the full economic risk of its investment in the Company. The totality of the facts and circumstances surrounding the Offering demonstrates that SALP is not acting as a conduit in a distribution to the public. Rather, it is acting for its own account as an investor in an arms-length transaction with the Company. The Company believes that the following factors weigh in favor of the conclusion that the Offering is a valid secondary offering:

•

the Shares and Warrant Shares owned by SALP to be registered pursuant to the Registration Statement were issued in connection with the bona fide decision of SALP to engage in a long-term investment in the Company;

•

SALP has borne the risk of investment by holding all of its Company securities for at least a year and by investing in the Company for more than six years and acquired the Shares in a negotiated, private placement transaction involving certain representations provided by SALP as to restrictions on the resale of its Shares without obtaining registration rights;

•	the Company made the decision to include the Shares in the Registration Statement as discussed above in Section C;
•	the Staff’s prior position in C&DI 116.15 concludes that affiliates are not automatically deemed to be alter-egos of issuers and may validly engage in secondary offerings;
•	SALP is not in the business of underwriting securities;

U.S. Securities and Exchange Commission

•	only two of the seven current members of the Company’s board of directors are affiliated with SALP; and
•	the amount of shares involved is only one factor in the facts and circumstances analysis and is not dispositive.

Based on the foregoing considerations, we believe and respectfully submit that SALP is not acting as a conduit for the sale of shares to the public, that the registration of the Shares and the Warrant Shares for resale by SALP pursuant to the Registration Statement is a true secondary offering under Rule 415(a)(1)(i) and that there is no risk to the investing public if the Registration Statement is declared effective.  Additionally, we will include the following on page 91 of the Registration Statement:

Except for the ownership of the common shares that may be offered and sold by the selling shareholders, our relationship with SALP described elsewhere in this prospectus and the participation in the transactions described above and in the section titled “Certain Relationships and Related Party Transactions,” SALP and Consonance have not had any material relationship with us or our affiliates within the past three years.

Independent Auditor's Report, page F-4

8.

We note that Ernst & Young LLP conducted their audit of the Company’s consolidated financial statements for the year ended December 31, 2017 in accordance with Canadian generally accepted auditing standards. With reference to Instruction 2 of Item 8.A.2, please explain why the audit was not conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Company respectfully advises the Staff that the Company intends to amend its Form 20-F (the “Form 20-F/A”) to revise Ernst & Young LLP’s Report of Independent Registered Public Accounting Firm to reflect that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Note 22 -- Revenue from Continuing Operations, page F-53

9.

We note that you recognized licensing revenues of $19,724 in the third quarter of 2017 related to an agreement with a third party in China. You terminated this agreement in March 2018 due to the third party not remitting funds within the specified payment terms and you wrote-off the associated accounts receivable as of December 31, 2017. With reference to the specific terms of the license agreement and the appropriate accounting literature, tell us your basis for recognizing all of associated revenues in the third quarter of 2017, including how you determined collection of consideration was reasonably assured. If known, tell us why the third party chose not to remit funds.

The Company advises the Staff that the Company’s consolidated financial statements will be incorporated by reference from the Form 20-F/A.  The Company further advises the Staff that it separately resolved this comment with the Staff in its response dated May 15, 2020 in connection with the Staff’s review of the Form 20-F.

U.S. Securities and Exchange Commission

General

10.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company advises the Staff that it will supplementally provide the Staff with copies of any written communications of the type referenced in the Staff's comment.  The Company respectfully advises the Staff that no such written communications have been provided to investors to date.

*   *   *   *

Please direct any questions or comments with any questions for further comments regarding our response to the Staff’s comments to either the undersigned at (202) 728-7096, Divakar Gupta at (212) 479-6474 or Richard Segal at (617) 937-2332.

Sincerely, /s/Jaime L. Chase Jaime L. Chase

Enclosure

cc:	Marie Iskra, Liminal BioSciences Inc. Murielle Lortie, Liminal BioSciences Inc. Divakar Gupta, Cooley LLP Richard Segal, Cooley LLP